APPENDIX K
FAIRNESS OPINION OF ACUMEN CAPITAL FINANCE PARTNERS LIMITED

November 24, 2005

Board of Directors

Rolling Thunder Exploration Ltd.

Suite 1130, 144 - 4th Avenue SW

Calgary, Alberta T2P 3N4

Dear Sirs:

Acumen Capital Finance Partners Limited. ("Acumen" or "we") understand(s) that Rolling Thunder Exploration Ltd. ("Rolling Thunder") and San Telmo Energy Ltd. ("San Telmo") have executed an arrangement agreement (the "Arrangement Agreement") dated as of November 1, 2005, as amended and restated November 14, 2005, to effect a business combination pursuant to which Rolling Thunder and San Telmo will amalgamate into a new Alberta corporation and carry on business as Rolling Thunder Exploration Ltd. ("NewCo") under the leadership of the current Rolling Thunder management team (the "Arrangement"). Under the terms of the Arrangement, holders of Rolling Thunder class A shares ("Rolling Thunder Class A Shares") will receive one class A share of NewCo for each Rolling Thunder Class A Share held, holders of Rolling Thunder Class B shares ("Rolling Thunder Class B Shares") will receive one Class B share of NewCo for each Rolling Thunder Class B Share held, and holders of San Telmo Shares will receive $0.60 per San Telmo Share held comprised of, at the election of each San Telmo shareholder: (i) 0.5 NewCo Class A shares for each San Telmo Share held; or (ii) $0.60 cash for each San Telmo Share held; or (iii) a combination of NewCo Class A shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Information Circular (as defined below).

The arrangement is more fully described in the Joint Information Circular and Proxy Statement of Rolling Thunder and San Telmo dated November 15, 2005 (the "Information Circular") to be mailed to shareholders in respect of a special meeting of Shareholders to be held in Calgary, Alberta on January 10, 2006 (the "Meeting") and is conditional upon the approval by at least 66 2/3% of the votes cast by Shareholders attending the Meeting in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Information Circular.

We understand that all of the directors and officers of Rolling Thunder, who collectively own, directly or indirectly, or exercise control or direction over approximately 36% of the outstanding Rolling Thunder shares have expressed their intention to vote in favor of the Arrangement, subject to certain conditions.

To assist the Board of Directors of Rolling Thunder (the "Board") in considering the terms of the Arrangement, and the making of its recommendation in respect thereof, the Board engaged Acumen to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration to be received under the Arrangement is fair, from a financial point of view, to the Rolling Thunder Shareholders.

Engagement of Acumen

During a meeting with Rolling Thunder held in late September 2005, Acumen was advised that Rolling Thunder and San Telmo were in discussions regarding a potential business combination. Pursuant to an agreement dated October 6, 2005 (the "Fairness Opinion Agreement") Acumen was engaged to prepare this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and we have not prepared) a formal valuation or appraisal of Rolling Thunder or of any of the assets, liabilities or securities of Rolling Thunder or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. Acumen was similarly not engaged to review any legal, tax, or accounting aspects of the Arrangement. However, Acumen has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Fairness Opinion Agreement provides for Acumen to be paid a fee for delivery of the Fairness Opinion to the Board of Directors and an additional fee when the Fairness Opinion is included in the Information Circular. The fees received by Acumen in connection with these agreements are not material to Acumen. Rolling Thunder has agreed to indemnify Acumen from and against certain liabilities arising out of the performance of professional services rendered to Rolling Thunder by Acumen and its personnel under the engagement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Shareholders and does not constitute a recommendation to Shareholders. Acumen has received no instructions from Rolling Thunder in connection with the conclusions reached in this Fairness Opinion.

Qualifications of Acumen

Acumen is a registered investment dealer in Canada whose business includes private placement and public financings, merger and acquisition advice, equity sales and trading and investment research. Relevant areas of focus include oil and gas exploration and production and oil and gas service companies and energy related income trusts. Acumen and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of Acumen as an entity, and the form and content hereof has been approved for release by a group of professionals of Acumen, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither Acumen nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Rolling Thunder or San Telmo, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Acumen has acted as a financial advisor, agent, or underwriter to Rolling Thunder in the past two years having acted as a co-agent on Rolling Thunder's initial public offering in June 2005. Acumen acts as a trader and dealer, both as principal and agent, in Canadian financial markets and, as such, may have, and may in the future have, positions in the securities of Rolling Thunder and San Telmo, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, Acumen conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Rolling Thunder, San Telmo or other Interested Parties.

Scope of Review Conducted by Acumen

For the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Rolling Thunder and San Telmo, including information derived from meetings and discussions with the management of Rolling Thunder and San Telmo. Except as previously described herein, Acumen has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Rolling Thunder:

1.

drafts of the Information Circular up to and including the date hereof;

2.

the Rolling Thunder press release dated November 1, 2005 announcing the execution of the Arrangement Agreement by Rolling Thunder and San Telmo;

3.

the Arrangement Agreement dated November 1, 2005;

4.

the amended and restated Arrangement Agreement dated November 14, 2005;

5.

A Letter Agreement dated September 16, 2005 between Rolling Thunder and San Telmo outlining the non binding terms of a potential Arrangement between the parties;

6.

the quarterly report of Rolling Thunder for the period from incorporation on March 24,2005 to June 30, 2005 including the Management Discussion and Analysis and the unaudited financial statements for the period;

7.

the final prospectus of Rolling Thunder for its Initial Public Offering ("IPO") dated June 14, 2005;

8.

various press releases of Rolling Thunder from the date of its IPO to the above date first written;

9.

the current Corporate Presentation of Rolling Thunder describing the company and its exploration plans;

10.

The current projected annual budget for Rolling Thunder for the period ended December 31, 2005 and the year ended December 31, 2006, including management estimates of capital expenditures, production and net operating income;

11.

A schedule of issued and outstanding shares and options of Rolling Thunder as at September 30, 2005

12.

a letter of representation as to certain factual matters dated the date hereof provided by Rolling Thunder and addressed to us;

13.

public information relating to the stock trading history of Rolling Thunder; and

14.

discussions with senior management of Rolling Thunder with respect to, among other things, the future operations of Rolling Thunder, Rolling Thunder's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

1.

As pertaining to San Telmo:

1.

drafts of the Information Circular up to and including the date hereof;

2.

the San Telmo press release dated November 1, 2005 announcing the execution of the Arrangement Agreement by Rolling Thunder and San Telmo;

3.

the Arrangement Agreement dated November 1, 2005;

4.

the amended and restated Arrangement Agreement dated November 14, 2005;

5.

the audited financial statements of San Telmo for the years ended April 30, 2005, 2004 and 2003;

6.

the management discussion and analysis of San Telmo for the year ended April 30, 2005;

7.

the quarterly report, unaudited financial statements, and management discussion and analysis of San Telmo for the three months ending July 31, 2005;

8.

the Management Information Circular dated August 22, 2005;

9.

the reserve estimation and economic evaluation of San Telmo as prepared by AJM Petroleum consultants, dated August 18, 2005 effective as at April 30, 2004;

10.

an evaluation of San Telmo's undeveloped land holdings prepared by Total Petroleum Land Services Ltd., as at March 1, 2005;

11.

the current projected budget for San Telmo for the period ended December 31, 2005 and the calendar year 2006, including management estimates of capital expenditures, production and net operating income;

12.

various corporate presentations of San Telmo describing the company, its properties, production and drilling plans;

13.

a letter of representation of to certain factual matters dated to the date hereof provided by San Telmo, and addressed to us;

14.

public information relating to the business, operations and financial performance of San Telmo and other selected publicly traded companies which we considered relevant;

15.

public information relating to the stock trading history of San Telmo; and

16.

discussions with senior management of San Telmo with respect to, among other things, the past and future operations of San Telmo, San Telmo's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Rolling Thunder and San Telmo granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Rolling Thunder and San Telmo. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, with the board's acknowledgement and in accordance with the terms of our engagement, but have not independently verified the accuracy, completeness and fair representation of any of, the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of San Telmo and Rolling Thunder, as appropriate, having regard to the plans, financial condition and prospects of San Telmo and Rolling Thunder, as the case may be. In addition, senior officers of each of Rolling Thunder and San Telmo have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amendable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the materials, information, representations, reports and discussions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have, with respect to all legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of legal and tax counsel to Rolling Thunder, including information disclosed in the Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Rolling Thunder and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions, or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated on the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of Acumen, Rolling Thunder, and San Telmo.

The Fairness Opinion is rendered as of November 24, 2005 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Rolling Thunder as they were reflected in the information provided to Acumen and as they were represented to Acumen in its discussions with the senior management of Rolling Thunder. Any changes therein may affect the Fairness Opinion and, although Acumen reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and for inclusion in the Information Circular (together with a summary thereof in a form acceptable to Acumen) and may not be used by any other person or relied upon by any other person without the express written consent of Acumen. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to purchase the Rolling Thunder shares or construed as a recommendation to vote in favor of the Arrangement. Our conclusion as to the fairness of the consideration to be received under the Arrangement by Shareholders is based on our review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

While in the opinion of Acumen the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that the consideration to be received under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to the Rolling Thunder shareholders.

The Fairness Opinion may be relied upon by the Board for the purpose of considering the Arrangement and its recommendation to shareholders with respect to the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of the Fairness Opinion in the Information Circular.

Yours very truly,

Acumen Capital Finance Partners Limited